FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-266405

September 18, 2023

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary prospectus supplement, dated September 18, 2023, and the accompanying prospectus, dated July 29, 2022, included in the Issuer’s Registration Statement on Form S-3 (File No. 333-266405) (as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”), any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Capitalized terms used and not defined herein have the meanings assigned in the Preliminary Prospectus.

ENBRIDGE INC.

8.250% Fixed-to-Fixed Rate Subordinated Notes Series 2023-A due 2084

Preference Shares, Series 2023-A Issuable Upon Automatic Conversion

8.500% Fixed-to-Fixed Rate Subordinated Notes Series 2023-B due 2084

Preference Shares, Series 2023-B Issuable Upon Automatic Conversion

	Series 2023-A Notes due 2084	Series 2023-B Notes due 2084
Issuer:	Enbridge Inc. (the “Company”)
Security Type:	Fixed-to-Fixed Rate Subordinated Notes Series 2023-A due January 15, 2084 (the “Series 2023-A Notes”)	Fixed-to-Fixed Rate Subordinated Notes Series 2023-B due January 15, 2084 (the “Series 2023-B Notes” and, together with the Series 2023-A Notes, the “Notes”)
Pricing Date:	September 18, 2023
Settlement Date*:	September 25, 2023 (T+5)
Maturity Date:	January 15, 2084
Principal Amount:	US$750,000,000	US$1,250,000,000
Public Offering Price:	100.00%	100.00%
Initial Interest Reset Date:	January 15, 2029	January 15, 2034
Interest Rate:	(i) From, and including, September 25, 2023 to, but not including, January 15, 2029 at the rate of 8.250% per annum and (ii) from, and including, January 15, 2029, during each Interest Reset Period, at a rate per annum equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date plus, (a) for the period from, and including, January 15, 2029 to, but not including, January 15, 2034, 3.785%, (b) for the period from, and including, January 15, 2034 to, but not including, January 15, 2049, 4.035%, and (c) for the period from, and including January 15, 2049 to, but not including, the Maturity Date, 4.785%, in each case, to be reset on each Interest Reset Date.	(i) From, and including, September 25, 2023 to, but not including, January 15, 2034 at the rate of 8.500% per annum and (ii) from, and including, January 15, 2034, during each Interest Reset Period, at a rate per annum equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date plus, (a) for the period from, and including, January 15, 2034 to, but not including, January 15, 2054, 4.431% and (b) for the period from, and including, January 15, 2054 to, but not including, the Maturity Date, 5.181%, in each case, to be reset on each Interest Reset Date.

Interest Payment Dates:	Semi-annually in arrears on January 15 and July 15 of each year (each such date, an “Interest Payment Date”), commencing on January 15, 2024.
Interest Deferral Right:	So long as no event of default has occurred and is continuing, the Company may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on either series of the Notes on one or more occasions for up to five consecutive years (a “Deferral Period”). Deferred interest will accrue, compounding on each subsequent Interest Payment Date, until paid. No Deferral Period may extend beyond the Maturity Date.
Day Count Convention:	360-day year consisting of twelve 30-day months and, for any period shorter than six months, on the basis of the actual number of days elapsed per 30-day month.
Business Day:	Any day other than a day on which banks are permitted or required to be closed in New York City, New York.
Optional Redemption:	The Company may, at its option, redeem either series of the Notes, in whole at any time or in part from time to time, (i) on any day in the period commencing on the date falling three months prior to the applicable Initial Interest Reset Date and ending on (and including) such Initial Interest Reset Date and (ii) after such Initial Interest Reset Date, on any applicable Interest Payment Date, in each case, at a redemption price per US$1,000 principal amount of the Notes equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.
Redemption on Tax Event or Rating Event:

Within 90 days following the occurrence of a Tax Event, the Company may, at its option, redeem all (but not less than all) of either series of the Notes at a redemption price per US$1,000 principal amount of the Notes equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Within 90 days following the occurrence of a Rating Event, the Company may, at its option, redeem all (but not less than all) of either series of the Notes at a redemption price per US$1,000 principal amount of the Notes equal to 102% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Automatic Conversion:

The Series 2023-A Notes and the Series 2023-B Notes, in each case, including accrued and unpaid interest thereon, will be converted automatically (“Automatic Conversion”), without the consent of the Noteholders, into shares of a newly issued series of our preference shares, designated as Preference Shares, Series 2023-A and Preference Shares, Series 2023-B (the “Conversion Preference Shares”), respectively, upon the occurrence of: (i) the making by Enbridge of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada) or the Companies’ Creditors Arrangement Act (Canada); (ii) any proceeding instituted by Enbridge seeking to adjudicate it as bankrupt or insolvent or, where Enbridge is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or compromise of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the property and assets of Enbridge or any substantial part of its property and assets in circumstances where Enbridge is adjudged as bankrupt or insolvent; (iii) a receiver, interim receiver, trustee or other similar official is appointed over the property and assets of Enbridge or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where Enbridge is adjudged a bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada; or (iv) any proceeding is instituted against Enbridge seeking to adjudicate it as bankrupt or insolvent or, where Enbridge is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or compromise of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the property and assets of Enbridge or any substantial part of its property and assets in circumstances where Enbridge is adjudged as bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within sixty (60) days of the institution of any such proceeding or the actions sought in such proceedings occur, including the entry of an order for relief against Enbridge or the appointment of a receiver, interim receiver, trustee, or other similar official for Enbridge’s property and assets or for any substantial part of its property and assets (each, an “Automatic Conversion Event”).

The Automatic Conversion shall occur upon an Automatic Conversion Event (the "Conversion Time"). At the Conversion Time, the Notes shall be automatically converted, without the consent of the Noteholders, into a newly issued series of fully-paid Conversion Preference Shares. At such time, the Notes shall be deemed to be immediately and automatically surrendered and cancelled without need for further action by the Noteholders, who shall thereupon automatically cease to be holders thereof and all rights of any such Noteholder as a debtholder of Enbridge shall automatically cease. At the Conversion Time, Noteholders will receive one Conversion Preference Share for each US$1,000 principal amount of Notes held immediately prior to the Automatic Conversion together with the number of Conversion Preference Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Notes by US$1,000.
CUSIP / ISIN:	29250N BS3 / US29250NBS36	29250N BT1 / US29250NBT19
Joint Book-Running Managers:	Morgan Stanley & Co. LLC RBC Capital Markets, LLC Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC BofA Securities, Inc. Deutsche Bank Securities Inc.
Co-Managers:

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

Mizuho Securities USA LLC

Wells Fargo Securities, LLC

Credit Agricole Securities (USA) Inc.

HSBC Securities (USA) Inc.

SG Americas Securities, LLC

Truist Securities, Inc.

Academy Securities, Inc.

Loop Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

*The issuer expects that delivery of the Notes will be made against payment therefor on or about September 25, 2023, which will be the fifth business day following the date of pricing of the Notes (this settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC collect at 1-866-718-1649, RBC Capital Markets, LLC toll-free at 1-866-375-6829, Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 and J.P. Morgan Securities LLC collect at 1-212-834-4533.

Not for retail investors in the European Economic Area (“EEA”) or the United Kingdom. No key information document (KID) as required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) or as required by the PRIIPs Regulation as it forms part of domestic UK law by virtue of the European Union (Withdrawal) Act 2018, as amended, has been prepared as not available to retail investors in the EEA or the United Kingdom, respectively.

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